

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

<u>Via Facsimile</u>
Mr. Robert R. McEwen
Chief Executive Officer
McEwen Mining, Inc.
181 Bay Street Suite 4750
Toronto, Ontario
Canada M5J 2T3

> **Re: McEwen Mining, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Form 10-Q for the Quarter ended September 30, 2013**
> **Filed November 7, 2013**
> **Correspondence submitted December 27, 2013**
> **File No. 001-33190**

Dear Mr. McEwen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Products, page 5

1.   We note your response to comment 2 in which you propose to include additional production information in your amended filing, similar to that found in Appendix A and B as provided in your response. Please include the silver content of your El Gallo mine production and mill feed materials. In addition, please clarify whether your mined/processed tonnages include stockpile additions or if this variance in material mined/processed reflects tonnages actively leached as opposed to placed on the leach

pad. Please include an explanation as to the difficulty in determining the leach recovery of your materials processed. You may wish to provide the final metallurgical recovery estimate developed by your feasibility study and compare this estimate to the cumulative recovery to date on your leach dumps for additional clarification.

No Proven or Probable Reserves, page 30

2.   We note your response to comment 3 in which you propose to modify your filing and disclose mineralized material related to inferred resources separately from mineralized material related to measured and indicated resources. We re-issue comment 3. Mineralized material may only be reported as the summation of measured and indicated resources. Mineralized material may not include any inferred resources. Please remove all inferred resources from any tabulation or reported mineralized material in your filing.

Form 10-Q for the Quarter Ended September 30, 2013

Note 6 – Investment in Minera Santa Cruz S.A. ("MSC") - San Jose Mine, page 12

3.   We note your response to comment 13 in our letter dated December 13, 2013. Please provide a more fulsome response that supports your conclusion the unadjusted error was immaterial. In doing so please provide an evaluation that quantifies the effect of the error on each financial statement in the fourth fiscal quarter of 2012 and first fiscal quarter of 2013. See Question 1 to SAB Topic 1.N.

        You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have any questions regarding engineering or related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551-3357 with any questions regarding legal or related matters. Please contact me at (202) 551-3871 with any other questions.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining